UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   May, 2001

clipclop.com Enterprises Inc.
(Translation of registrant's name into English)

Suite 1500, 789 West Pender Street
Vancouver, BC, Canada V6C 1H2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

ASI ACCOUNTING SERVICES INC.
Suite 1260 - 609 Granville Street
Vancouver, B.C. V7Y 1G5

Telephone: (604) 685-7450
Fax: (604) 685-7485

May 30, 2001

To: British Columbia Securities Commission

Dear Sirs:

Subject: Clipclop.com Enterprises Inc.

We confirm that the following material was sent by pre-paid mail on May 30, 2001, to all non-registered shareholders of the Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41.

Second Quarter report for the six month period ended March 31, 2001.

Yours truly,

ASI ACCOUNTING SERVICES INC.

"Ron Schmitz"

Ron Schmitz
President

cc: Clipclop.com Enterprises Inc.

QUARTERLY REPORT FORM 51-901F SCHEDULE A

ISSUER DETAILS

For Quarter Ended:	March 31, 2001

Date of Report:	May 18, 2001

Name of Issuer:	Clipclop.com Enterprises Inc.

Issuers Address:	#1500 - 789 West Pender Street, Vancouver, BC V6C 1H2

Issuers Fax Number:	604-484-2150

Issuers Phone Number:	604-408-8890

Contact Person:	Andrew Carruthers

Contact Position:	Director

Contact Phone Number:	604-408-8890

Contact E-mail:	N / A

Website:	www.clipclop.com

CERTIFICATE

The One/Two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests its.

Director's Name:	"Jonathan Severn"	Date Signed:	May 30, 2001

Director's Name:	"Andrew Carruthers"	Date Signed:	May 30, 2001

CLIPCLOP.COM ENTERPRISES INC.

CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

FOR THE SIX MONTH PERIOD ENDED

MARCH 31, 2001

CLIPCLOP.COM ENTERPRISES INC.
(Expressed in Canadian Dollars)
CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)
	March 31, 2001	September 30, 2000

ASSETS
Current
Cash	$16,632	$530,801
Accounts receivable	11,830	41,204

	28,462	572,005

Capital assets	73,501	93,340

	$101,963	$665,345

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$11,693	$117,426
Due to related parties	-	3,382

	11,693	120,808
Shareholders' equity
Share capital	16,546,140	16,546,140
Contributed surplus	158,207	158,207
Deficit	(16,614,077)	(16,159,810)

	90,270	544,537

	$101,963	$665,345

On behalf of the Board:

"Jonathan Severn"	Director	"Andrew Carruthers"	Director

CLIPCLOP.COM ENTERPRISES INC.
(Expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

	Three Month Period Ended March 31, 2001	Three Month Period Ended March 31, 2000	Six Month Period Ended March 31, 2001	Six Month Period Ended March 31, 2000
REVENUE
Operating	$12,921	$8,243	$25,901	$17,246
Cost of sales	-	917	-	7,013

	12,921	7,326	25,901	10,233
EXPENSES
Administration	8,793	43,978	30,422	59,183
Advertising	19,740	106,584	132,073	133,314
Amortization	9,776	11,885	19,786	13,395
Bank charges and interest	523	158,605	1,126	213,957
Professional fees	20,342	45,089	24,549	82,493
Research and development	63,874	191,240	215,049	226,219
Selling	-	20,716	-	49,635
Promotion and entertainment	923	23,718	18,568	36,122
Regulatory and transfer agent	3,350	8,646	5,063	9,850
Rent and utilities	2,804	9,593	6,134	11,934
Shareholder information	4,691	14,201	8,776	17,073
Telephone	5,226	14,754	8,919	17,350
Travel and related	3,001	23,879	17,522	34,087

	(143,043)	(672,888)	(487,987)	(904,612)
OTHER ITEMS
Gain (loss) on foreign exchange	1,722	11,703	1,722	-
Gain (loss) on sale of assets	123	-	480	-
Other income	480	11,363	5,617	13,603

	2,325	23,066	7,819	13,603

Loss for the period	(127,797)	(642,496)	(454,267)	(880,776)

Deficit, beginning of period	(16,486,280)	(13,217,594)	(16,159,810)	(12,979,314)

Deficit, end of period	$(16,614,077)	$(13,860,090)	$(16,614,077)	$(13,860,090)

Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Weighted average number of shares	40,755,214	27,888,607	40,755,214	24,590,273

CLIPCLOP.COM ENTERPRISES INC.
(Expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three Month Period Ended March 31, 2001	Three Month Period Ended March 31, 2000	Six Month Period Ended March 31, 2001	Six Month Period Ended March 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(127,797)	$(642,496)	$(454,267)	$(880,776)
Items not affecting cash:
Amortization	9,776	11,885	19,786	8,595
Gain on sale of assets	(123)		(480)

Changes in non-working capital items:
(Increase) decrease in amounts receivable	10,757	(822)	29,374	1,586
(Increase) decrease in prepaid expenses	4,567	-	-	-
Increase (decrease) in due to related parties	-	3,496	(3,382)	3,009
Increase (decrease) in accounts payable
and accrued liabilities	(24,733)	(12,606)	(105,733)	(32,878)

Net cash used in operating activities	(127,553)	(640,543)	(514,702)	(900,464)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	-	1,746,134	-	2,683,553
	-	-	-	-

Net cash provided by financing activities	-	1,746,134	-	2,683,553

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Clipclop.com	-	(1,255,000)	-	(1,255,000)
Proceeds from sale of capital assets	3,000		5,482
Purchase of capital assets	-	(52,617)	(4,949)	(61,945)

Net cash provided by investing activities	3,000	(1,307,617)	533	(1,316,945)

Change in cash and equivalents during the period	(124,553)	(202,026)	(514,169)	466,144

Cash and equivalents, beginning of period	141,185	869,425	530,801	201,255

Cash and equivalents, end of period	$16,632	$667,399	$16,632	$667,399

CLIPCLOP.COM ENTERPRISES INC.
(Expressed in Canadian Dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
SIX MONTH PERIOD ENDED MARCH 31, 2001

1. BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Clipclop.com Enterprises Inc. (the "Company") and its wholly owned inactive subsidiaries: Promark Software Inc., a company incorporated under the laws of the State of Delaware, USA., and PRW Management Inc. (formerly Krieger Data Group Corp.), a company incorporated under the laws of Canada.

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company is in the process of developing and marketing " Clipclop.com" , an equine information Internet website which was opened to the public on December 1, 1999. The Internet website is intended to service the North American equestrian market and the Company anticipates generating revenue from advertising and virtual mall hosting services.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

3. INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

4. RELATED PARTY TRANSACTIONS

There are no related party transactions.

5. SEGMENT INFORMATION

The Company currently conducts substantially all of its operations in Canada in one business segment.

6. SUBSEQUENT EVENTS

On April 9, 2001, the Company announced that it entered into a definitive share exchange agreement for the acquisition of all the issued and outstanding interests of Use-Store, LLC. All of the issued and outstanding shares of Use-Store, LLC will be acquired from the shareholders of Use-Store, LLC in consideration of the Company issuing an aggregate of 10,000,000 common shares to these shareholders and by issuing a promissory note for $250,000.

CLIPCLOP.COM ENTERPRISES INC.
(Expressed in Canadian Dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
SIX MONTH PERIOD ENDED MARCH 31, 2001

6. SUBSEQUENT EVENTS (cont'd)

Use-Store, LLC is an e-marketplace which lists and categorizes businesses' products and /or services. Use-Store provides web hosting services for those business listed on the Use-Store website.

Use-Store, LLC is a California limited liability company that is owned 31.25% by Jonathan Severn, the President and CEO of Clipclop.com, 31.25% by Jerry Bohn, the Secretary and Vice President Marketing of Clipclop.com, 25% by Ryan Spurgin, the Vice President Technology of Clipclop.com and 12.5% by Gregg Schlender, the Vice President Sales of Clipclop.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

clipclop.com Enterprises Inc.

Date:  May 31, 2001

/s/ Jonathan Severn
Jonathan Severn, President and CEO